

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED

2004 NOV 29 A II: 03

OFFICE OF INTE....
CORPORATE

15 November 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



04046369

SUPPL

New GKN PLC

Dear Sirs,

GKN plc - Purchase of own shares held in Treasury

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. Dexter

pp **David Pavey**
Assistant Company Secretary

Enc

PROCESSED
DEC 0 2 2004
THOMSON
FINANCIAL

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

EXPECT>MORE

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 12 November 2004 it purchased 500,000 of its ordinary shares at a price of 236.7787p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 9,450,000 of its ordinary shares in Treasury and has a total of 725,981,970 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
12 November 2004